Exhibit 99.77K(ii)

June 11, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

We have read Item 77-K of Form N-SAR dated June 11, 2015, of Korea Equity Fund, Inc. and are in agreement with the statements contained in the paragraph one and  the first sentence of paragraph two therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2014 financial statements.

/s/ Ernst & Young LLP